# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 12/20/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-24-110937
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, Mudrick Capital Management, L.P., 527 Madison Avenue, 6th Floor, New York, New York (NY), 10022, 646-747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 84,942,109; sole dispositive power 0; shared dispositive power 84,942,109; aggregate amount beneficially owned 84,942,109 (79.3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 47,343,585 ordinary shares, par value $0.0001 per share ('Ordinary Shares'), of Vertical Aerospace Ltd. (the 'Issuer') following the Partial Conversion (as defined herein), (ii) 37,198,524 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP, and certain accounts managed by Mudrick Capital Management, L.P. (collectively, the 'Mudrick Funds'), in the aggregate.
  Row 13 is based on 107,141,039 Ordinary Shares outstanding, which includes (i) 69,542,515 Ordinary Shares outstanding as of December 23, 2024, after giving effect to the Partial Conversion and the Issuer's one-for-ten reverse stock split of the Ordinary Shares effected on September 20, 2024 (the 'Outstanding Ordinary Shares'), (ii) 37,198,524 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by the Mudrick Funds, and (iii) 400,000 Ordinary Shares issuable upon conversion of exercisable warrants held by the Mudrick Funds.
- Mudrick Capital Management, LLC (CIK 0001730922): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 84,942,109; sole dispositive power 0; shared dispositive power 84,942,109; aggregate amount beneficially owned 84,942,109 (79.3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 47,343,585 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 37,198,524 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by the Mudrick Funds in the aggregate.
  Row 13 is based on 107,141,039 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 37,198,524 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by the Mudrick Funds, and (iii) 400,000 Ordinary Shares issuable upon conversion of exercisable warrants held by the Mudrick Funds.
- Jason Mudrick (CIK 0001367262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 84,942,109; sole dispositive power 0; shared dispositive power 84,942,109; aggregate amount beneficially owned 84,942,109 (79.3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 47,343,585 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 37,198,524 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by the Mudrick Funds in the aggregate.
  Row 13 is based on 107,141,039 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 37,198,524 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by the Mudrick Funds, and (iii) 400,000 Ordinary Shares issuable upon conversion of exercisable warrants held by the Mudrick Funds.
- Mudrick Distressed Opportunity Fund Global, L.P. (CIK 0001813628): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,990,704; sole dispositive power 0; shared dispositive power 19,990,704; aggregate amount beneficially owned 19,990,704 (25.5% of the class)
  Comment: Rows 8, 10 and 11 include (i) 11,142,078 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 8,754,488 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 94,138 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.
  Row 13 is based on 78,391,141 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 8,754,488 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., and (iii) 94,138 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity Fund Global, L.P.
- Mudrick GP, LLC (CIK 0001656059): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,990,704; sole dispositive power 0; shared dispositive power 19,990,704; aggregate amount beneficially owned 19,990,704 (25.5% of the class)
  Comment: Rows 8, 10 and 11 include (i) 11,142,078 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 8,754,488 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 94,138 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.
  Row 13 is based on 78,391,141 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 8,754,488 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., and (iii) 94,138 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity Fund Global, L.P.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P. (CIK 0001763080): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,481,305; sole dispositive power 0; shared dispositive power 11,481,305; aggregate amount beneficially owned 11,481,305 (15.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 6,420,501 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 5,044,678 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 16,126 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P.
  Row 13 is based on 74,603,319 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 5,044,678 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P., and (iii) 16,126 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity Drawdown Fund II, L.P.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (CIK 0001813394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,230,233; sole dispositive power 0; shared dispositive power 1,230,233; aggregate amount beneficially owned 1,230,233 (2.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 670,148 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 526,545 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  Row 13 is based on 70,102,600 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 526,545 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., and (iii) 33,540 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (CIK 0001813765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,711,538; sole dispositive power 0; shared dispositive power 12,711,538; aggregate amount beneficially owned 12,711,538 (16.9% of the class)
  Comment: Rows 8, 10 and 11 include (i) 7,090,649 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 5,571,223 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 49,666 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  Row 13 is based on 75,163,404 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 5,571,223 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., and (iii) 49,666 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (CIK 0001860577): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,009,914; sole dispositive power 0; shared dispositive power 3,009,914; aggregate amount beneficially owned 3,009,914 (4.2% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,679,514 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 1,319,618 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  Row 13 is based on 70,872,915 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 1,319,618 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., and (iii) 10,782 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (CIK 0001959099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,009,914; sole dispositive power 0; shared dispositive power 3,009,914; aggregate amount beneficially owned 3,009,914 (4.2% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,679,514 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 1,319,618 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  Row 13 is based on 70,872,915 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 1,319,618 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., and (iii) 10,782 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
- Mudrick Distressed Opportunity SIF Master Fund, L.P. (CIK 0001875540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,341,332; sole dispositive power 0; shared dispositive power 2,341,332; aggregate amount beneficially owned 2,341,332 (3.3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,276,146 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 1,002,686 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 62,500 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
  Row 13 is based on 70,607,701 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 1,002,686 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., and (iii) 62,500 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
- Mudrick Distressed Opportunity SIF Master Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,341,332; sole dispositive power 0; shared dispositive power 2,341,332; aggregate amount beneficially owned 2,341,332 (3.3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,276,146 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 1,002,686 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 62,500 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
  Row 13 is based on 70,607,701 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 1,002,686 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., and (iii) 62,500 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
- Mudrick Stressed Credit Master Fund, L.P. (CIK 0001958524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,103,046; sole dispositive power 0; shared dispositive power 7,103,046; aggregate amount beneficially owned 7,103,046 (9.8% of the class)
  Comment: Rows 8, 10 and 11 include (i) 3,969,760 Ordinary Shares of the Issuer following the Partial Conversion (including 2,713,997 Ordinary Shares on behalf of Mudrick Stressed Credit Fund A, L.P. ('MSC Fund A')), (ii) 3,119,096 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes (including 2,132,425 Ordinary shares issuable to MSC Fund A upon conversion), and (iii) 14,190 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.
  Row 13 is based on 72,675,801 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 3,119,096 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Stressed Credit Master Fund, L.P. or on behalf of MSC Fund A, and (iii) 14,190 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Stressed Credit Master Fund, L.P.
- Mudrick Stressed Credit Fund GP, LLC (CIK 0001958558): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,103,046; sole dispositive power 0; shared dispositive power 7,103,046; aggregate amount beneficially owned 7,103,046 (9.8% of the class)
  Comment: Rows 8, 10 and 11 include (i) 3,969,760 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 3,119,096 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.
  Row 13 is based on 72,675,801 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 3,119,096 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Stressed Credit Master Fund, L.P. or on behalf of MSC Fund A, and (iii) 14,190 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Stressed Credit Master Fund, L.P.
- Mudrick Opportunity Co-Investment Fund, L.P. (CIK 0001899917): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,123,552; sole dispositive power 0; shared dispositive power 2,123,552; aggregate amount beneficially owned 2,123,552 (3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,183,589 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 929,963 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, L.P.
  Row 13 is based on 70,482,478 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 929,963 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 10,000 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Opportunity Co-Investment Fund, L.P.
- Mudrick Opportunity Co-Investment Fund GP, LLC (CIK 0001959101): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,123,552; sole dispositive power 0; shared dispositive power 2,123,552; aggregate amount beneficially owned 2,123,552 (3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,183,589 Ordinary Shares of the Issuer following the Partial Conversion, (ii) 929,963 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, L.P.
  Row 13 is based on 70,482,478 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 929,963 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 10,000 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Opportunity Co-Investment Fund, L.P.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Comment: This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D (as amended from time to time, the "Schedule 13D") originally filed by the Reporting Persons October 23, 2024, and relates to the ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D. All share numbers reported in this Amendment No. 3 give effect to the Issuer's one-for-ten reverse stock split of its Ordinary Shares effected on September 20, 2024 (the "Reverse Split").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Item 4 of the Schedule 13D is amended and supplemented as follows:
The information included in Item 4 of this Amendment No. 3 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 of the Schedule 13D is amended and supplemented as follows:
On December 23, 2024, the Issuer and U.S. Bank Trust Company, National Association, acting as trustee and collateral agent, executed the First Supplemental Indenture to the indenture, dated December 16, 2021 (the "Indenture"), under which the 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 (the "Senior Secured Convertible Notes") were issued, which made certain amendments to the Indenture, including: (i) increasing the interest rate applicable to the Senior Secured Convertible Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Senior Secured Convertible Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per Ordinary Share for half of the principal amount of the Senior Secured Convertible Notes and $3.50 per Ordinary Share for the other half.
Following the execution of the First Supplemental Indenture, on December 23, 2024, certain of the holders of Senior Secured Convertible Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Senior Secured Convertible Notes at a fixed conversion price of $2.75 per Ordinary Share (the "Partial Conversion") for an aggregate of 47,343,585 Ordinary Shares (the "Converted Shares"), which were purchased with funds from the working capital of such Reporting Persons, as follows:
Value Number of Shares
Mudrick Distressed Opportunity Fund Global, L.P. $30,640,710 11,142,078
Mudrick Distressed Opportunity Drawdown Fund II, L.P. $17,656,376 6,420,501
Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. $1,842,908 670,148
Mudrick Stressed Credit Master Fund, L.P. $10,916,839 3,969,760
Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. $4,618,664 1,679,514
Mudrick Distressed Opportunity SIF Master Fund, L.P. $3,509,402 1,276,146
Mudrick Opportunity Co-Investment Fund, LP $3,254,872 1,183,589
Certain Other Entities (in the aggregate) $57,755,090 21,001,849
On December 23, 2024, the Company's shareholders approved at the Extraordinary General Meeting the Fourth Amended and Restated Memorandum and Articles of Association of the Company (the "Fourth A&R Articles"). Pursuant to the Fourth A&R Articles, among other things, so long as Mudrick Capital Management L.P, on behalf of certain funds or accounts managed, sponsored or advised by it ("MCM") beneficially owns (as defined therein) at least 10% of the Company's issued and outstanding Ordinary Shares, MCM is entitled to nominate for election a number of individuals to serve as directors on the board of directors proportionate in number (rounded to the nearest whole number), on the basis of a board of directors consisting of seven directors, to MCM's percentage of beneficial ownership of the Company's issued and outstanding Ordinary Shares, subject to certain conditions, processes and procedures as set forth in the Fourth A&R Articles.
Additionally, as reported by the Issuer in its Report on Form 6-K filed with the SEC, on December 20, 2024, as contemplated by the November 24th Term Sheet, MCM entered into the Investment Agreement (as defined in Item 6 below) and, as reported by the Issuer in another Report on From 6-K filed with the SEC, on December 23, 2024, MCM entered into certain Ancillary Agreements (as defined in Item 6 below) in each case, as described in Item 6 of this Amendment No. 3, which descriptions are qualified by the full text of such agreements and are incorporated herein by reference.
Subject to the agreements described in the Schedule 13D, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans, including with respect to influence on management or the Company's board of directors regarding the business and affairs of the Company and its subsidiaries, and engage with advisors, the Company or other persons regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) of the Schedule 13D is amended and supplemented as follows:
The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 3 are incorporated by reference into this Item 5. Such responses are provided as of December 23, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is amended and supplemented as follows:
The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 3 are incorporated by reference into this Item 5. Such responses are provided as of December 23, 2024.
By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days:
This Item 5(c) of the Schedule 13D is amended and supplemented as follows:
Except as set forth herein, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
This Item 5(d) of the Schedule 13D is amended and supplemented as follows:
Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Item 6 of the Schedule 13D is amended and supplemented as follows:
Investment Agreement
MCM entered into that certain Investment Agreement, dated as of December 20, 2024 (the "Investment Agreement'), by and among MCM, the Company, VAGL and Stephen Fitzpatrick (together with his affiliated entities, "SF"). Pursuant to the Investment Agreement MCM committed to fund up to $50 million to the Company in its next funding round (the "Equity Placement"), with $25 million funded on a non-contingent basis, and a backstop commitment for an additional $25 million to be funded by MCM if the Company is not able to raise such amount in the Equity Placement.
Ancillary Agreements
MCM entered into that certain Shareholder Letter Agreement, dated as of December 23, 2024, by and among MCM, the Company and SF (the "Shareholders Agreement") setting forth, among other things, certain corporate governance rights conferred upon MCM. Pursuant to the Shareholders Agreement, among other things, (i) for so long as MCM beneficially owns at least 35% of the Company issued and outstanding as set forth in the Shareholders Agreement, MCM has certain consent rights with respect to the Company's organizational documents and board composition and has agreed to use good faith efforts to ensure that the Company headquarters is maintained in the United Kingdom and the majority of the business operations of it and its subsidiaries, taken together, be maintained the United Kingdom, that the Company name and brand identity remains "Vertical Aerospace" and that, so long as SF is the beneficial owner of greater than 3% of the issued and outstanding Ordinary Shares, MCM will ensure that SF holds a seat on the board of directors of the Company and VAGL.
MCM entered into a Lock-Up Agreement, dated as of December 23, 2024, by and between MCM and the Company (the "MCM Lock Up Agreement'), which contains certain restrictions on transfer with respect to the Converted Shares beginning December 23, 2024, and ending on the earlier to occur of (i) the completion of the First Equity Offering (as defined in the Investment Agreement) and (ii) March 31, 2025.
MC entered into a Registration Rights Agreement, dated as of December 23, 2024, by and between MCM and the Company (the "MCM Registration Rights Agreement') pursuant to which, subject to certain requirements and customary conditions, the Company shall file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") to register the Conversion Shares together with the Ordinary Shares issuable upon conversion of the remainder of the Convertible Senior Secured Notes outstanding, to the extent not already registered for resale under a currently effective registration statement of the Company.
Forbearance and Waiver
Prior to the Partial Conversion, MCM entered into a forbearance agreement, dated as of December 15, 2024 (the "Forbearance Agreement"), by and among the Company, VAGL, MCM, Stephen Fitzpatrick and Imagination Aero, pursuant to which MCM committed to forbear from exercising its rights upon the occurrence of an event of default arising as a result of certain specified defaults or potential defaults under the Indenture. Following the Partial Conversion, Mudrick Capital executed a waiver, dated December 23, 2024 (the "Waiver"), granting waivers to the Company in respect of certain existing and potential defaults, as well as any events of default potentially resulting therefrom, under the Indenture, subject to certain terms and conditions specified therein.
The descriptions of the foregoing agreements are qualified by the full text of such agreements, which are attached hereto as Exhibits 11 through 16, respectively and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10: Joint Filing Agreement, dated as of February 10, 2022 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 11, 2022).
Exhibit 11: Investment Agreement, dated as of December 20, 2024 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on December 20, 2024).
Exhibit 12: Shareholder Letter Agreement, dated as of December 23, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Issuer on December 23, 2024).
Exhibit 13: Lock-up Agreement, dated as of December 23, 2024 (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by the Issuer on December 23, 2024).
Exhibit 14: Registration Rights Agreement, dated as of December 23, 2024 (incorporated by reference to Exhibit 99.4 to the Form 6-K filed by the Issuer on December 23, 2024).
Exhibit 15: Forbearance Agreement, dated as of December 15, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Issuer on December 20, 2024).
Exhibit 16: Waiver, dated as of December 23, 2024 (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by the Issuer on December 23, 2024).

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Distressed Opportunity SIF Master Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Stressed Credit Master Fund, L.P.: By: Mudrick Stressed Credit Fund GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Stressed Credit Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Opportunity Co-Investment Fund, L.P.: By: Mudrick Opportunity Co-Investment Fund GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)
- Mudrick Opportunity Co-Investment Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (12/26/2024)